Securities and Exchange Commission
Washington, D. C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

OSCIENT PHARMACEUTICALS CORP
Common Stock
CUSIP Number 68812R105

Date of Event Which Requires Filing of this Statement: March 31, 2006

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 68812R105

1)     Name of reporting person:
       CAM North America, LLC
       Tax Identification No.:
       01-0846058

2)     Check the appropriate box if a member of a group:
a)     x
b)     n/a

3)     SEC use only

4)     Place of organization:
       DE

Number of shares beneficially owned by each reporting person with:
5)     Sole voting power:         - 0 -
6)     Shared voting power:       173,327
7)     Sole dispositive power:    - 0 -
8)     Shared dispositive power:  173,327

9)     Aggregate amount beneficially owned by each reporting person:
       173,327

10)    Check if the aggregate amount in row (9) excludes certain shares:
       n/a

11)    Percent of class represented by amount in row (9):
       0.21%

12)    Type of reporting person:
       IA

CUSIP No. 68812R105

1)    Name of reporting person:
      Smith Barney Fund Management LLC
      Tax Identification No.:
      13-2616913

2)    Check the appropriate box if a member of a group:
a)    x
b)    n/a

3)    SEC use only

4)    Place of organization:
      DE

Number of shares beneficially owned by each reporting person with:
5)    Sole voting power:       - 0 -
6)    Shared voting power:    4,685,230*
7)    Sole dispositive power: - 0 -
8)    Shared dispositive power:  4,685,230*

9)    Aggregate amount beneficially owned by each reporting person:
      4,685,230

10)   Check if the aggregate amount in row (9) excludes certain shares:
      n/a

11)   Percent of class represented by amount in row (9):
      5.73%

12)   Type of reporting person:
      IA

      * Assumes conversion/exercise of certain securities held.

CUSIP No. 68812R105

1)    Name of reporting person:
      Salomon Brothers Asset Management Inc.
      Tax Identification No.:
      13-3440564

2)    Check the appropriate box if a member of a group:
a)    x
b)    n/a

3)    SEC use only

4)    Place of organization:
      DE

Number of shares beneficially owned by each reporting person with:
5)    Sole voting power:        - 0 -
6)    Shared voting power:      3,510,904*
7)    Sole dispositive power:   - 0 -
8)    Shared dispositive power: 3,510,904*

9)    Aggregate amount beneficially owned by each reporting person:
      3,510,904

10)   Check if the aggregate amount in row (9) excludes certain shares:
      n/a

11)   Percent of class represented by amount in row (9):
      4.29%

12)   Type of reporting person:
      IA

      * Assumes conversion/exercise of certain securities held.



Item 1a)    Name of issuer:
            OSCIENT PHARMACEUTICALS CORP

Item 1b)    Address of issuer's principal executive offices:
            1000 Winter Street
            Suite 2200
            Waltham, MA 02541

Item 2a)    Name of person filing:
            CAM North America, LLC
            Smith Barney Fund Management LLC
            Salomon Brothers Asset Management Inc.

Item 2b)    Address of principal business office:
            399 Park Avenue
            New York, NY 10022

Item 2c)    Citizenship:
            CAM North America, LLC
                A Delaware Limited Liability Corporation
            Smith Barney Fund Management LLC
         A Delaware Limited Liability Corporation
            Salomon Brothers Asset Management Inc.
         A Delaware Corporation

Item 2d)    Title of class of securities:
            Common Stock

Item 2e)    CUSIP number: 68812R105

Item 3)     If this statement is filed pursuant to Rule 13d-1(b), or
            13d 2(b), check whether the person filing is a:
            (a) [  ]  Broker or dealer under Section 15 of the Act.
            (b) [  ]  Bank as defined in Section 3(a)(6) of the Act.
            (c) [  ]  Insurance Company as defined in Section 3(a)(6) of the Act.
            (d) [  ]  Investment Company registered under Section 8 of the Investment Company Act.
            (e) [  ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
            (f) [  ]  Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds;
                      see 240.13d-1(b)(ii)(F).
            (g) [  ]  Parent holding company, in accordance with
                      240.13d-1(b)(ii)(G),
            (h) [X]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4)     Ownership:

            (a) Amount beneficially owned:  8,369,461

            (b) Percent of Class:  10.24%

            (c) Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote:
                      -  0 -
                (ii)  shared power to vote or to direct the vote:
                      8,369,461*
                (iii) sole power to dispose or to direct the disposition of:
                      - 0 -
                (iv)  shared power to dispose or to direct the disposition of:
                      8,369,461*

             * Assumes conversion/exercise of certain securities held.


Item 5)     Ownership of Five Percent or less of a class:
            n/a

Item 6)     Ownership of more than Five Percent on behalf of another person:

     n/a

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
            n/a

Item 8)     Identification and classification of members of the group:
            CAM North America, LLC
            Smith Barney Fund Management LLC
            Salomon Brothers Asset Management Inc.

Item 9)     Notice of dissolution of group:
            n/a

Item 10)    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



         Signature
         -----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        --------------------------------
        Date - April 7, 2006


CAM North America, LLC


By:    /s/ George Shively
George Shively, Secretary

Smith Barney Fund Management LLC


By:    /s/ Michael Kocur
Michael Kocur, Assistant Secretary


Salomon Brothers Asset Management Inc.


By:    /s/ George Shively
George Shively, Secretary

























Exhibit A
Joint Filing Agreement

--------------------------------------
This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.




CAM North America, LLC


By:    /s/ George Shively
George Shively, Secretary

Smith Barney Fund Management LLC


By:    /s/ Michael Kocur
Michael Kocur, Assistant Secretary

Salomon Brothers Asset Management Inc.


By:   /s/ George Shively
George Shively, Secretary